Via Facsimile and U.S. Mail
Mail Stop 6010


September 16, 2005


Mr. Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
3832 Bay Center Place
Hayward, CA 94545

      Re:	Paincare Holdings, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
	            Filed March 16, 2005
	File No.  001-14160

Dear Mr. Szporka:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Managements Discussion and Analysis of Financial Condition and
Results of Operations

Significant Accounting Policies and Estimates, page 29

1. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a) State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b) Provide your policy for collecting co-payments.
c) For each period presented, quantify and provide the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
d) Quantify and provide the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
e) Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
f) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
Liquidity and Capital Resources, page 31

2. Please provide us, in disclosure type format, the steps you take in collecting accounts receivable. Provide your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Contractual Obligations

3. Please provide us, in disclosure type format, your contractual obligations table. Please refer to Financial Reporting Release 67, Disclosure in Management`s Discussion and Analysis about Off-
Balance
Sheet Arrangements and Aggregate Contractual Obligations, regarding the contractual obligation table.


Convertible Debt, page 32

4. Please tell us the basis of accounting for each of the debentures and warrants issued and provide us with the accounting literature that supports your accounting treatment. Please tell us what consideration was given to APB 14, SFAS 150, SFAS 133, EITF 00-19 and other applicable literature.

5. Please tell us whether you considered if there was a beneficial conversion feature for convertible debt securities issued and how your accounting treatment complies with EITF 98-5 and 00-27.

Consolidated Statements of Operations, page F-4

6. Please tell us the amount of bad debt expense for each period presented and where it is classified in the Statements of Operations.
(b) Summary of Significant Accounting Policies
Revenue Recognition, page F-15

7. Please tell us why you believe you are within the scope of SOP
81-
1 in accounting for real estate services under the percentage of completion method.

8. Please provide us, in disclosure type format, a separate analysis of the changes in the allowance for credit losses and contractual allowance for the periods presented.

Note 8 Acquisitions, page F-20

9. Please tell us why you did not allocate purchase price to intangible assets such as customer lists and customer relationships and your process and use of outside valuation experts for determining that no intangible assets were acquired other than goodwill.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant

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Mark Szporka
Paincare Holdings, Inc.
September 16, 2005
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